77D.
1/11/02
January 10 11	Trustee meeting
In response to SECs adoption of new rule 35d-1 (re. "name
test"), the Trustees approved the funds amendment of a
fundamental investment policy:
Old:	under normal market conditions [the fund will] invest at
least 80% of its total assets in tax-exempt securities

New:	under normal circumstances [the fund will] invest at least
80% of its net assets in tax-exempt securities